Exhibit 99.2

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

OF

SUZANO S.A.

TO BE HELD EXCLUSIVELY IN DIGITAL FORM

ON SEPTEMBER 29, 2022

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

INDEX

Information on the matters subject to resolution3

Exhibit AInformation on the Mergers (Exhibit I of CVM Resolution No. 81/22)9

Exhibit B Merger Agreement and Target Companies’ Appraisal Reports19

Exhibit C Minutes of the Meeting of the Board of Directors20

Exhibit D Minutes of the Meeting of the Fiscal Council26

Exhibit E Information on the Appraisers (Exhibit L to CVM Resolution No. 81/22)35

Exhibit F Proposal for services and compensation of the Appraisers37

The items listed above are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and meet the requirements of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”) and CVM Resolution No. 81 of March 29, 2022 (“CVM Resolution No. 81/22”).

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

Information on the matters subject to resolution

Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) presents to the Shareholders the following Proposal, to be the subject to resolution in the Extraordinary General Shareholders Meeting (“EGSM”) to be held on September 29, 2022, at 11 a.m., exclusively in digital form, pursuant to CVM Resolution No. 81/22.

The Company emphasizes that the presentation of the information set forth in this Proposal does not replace, for any purpose, the attentive and complete reading of all its Exhibits.

(1) Approval of the Protocol and Justification Instrument of the Merger, by the Company, of: (i) Suzano Trading Ltd.; (ii) Rio Verde Participações e Propriedades Rurais S.A.; (iii) Caravelas Florestal S.A.; (iv) Vitex SP Participações S.A.; (v) Parkia SP Participações S.A.; (vi) Sobrasil Comercial S.A.; (vii) Vitex ES Participações S.A.; (viii) Parkia ES Participações S.A.; (ix) Claraíba Comercial S.A.; (x) Vitex BA Participações S.A.; (xi) Parkia BA Participações S.A.; (xii) Garacuí Comercial S.A.; (xiii) Vitex MS Participações S.A.; (xiv) Parkia MS Participações S.A.; and (xv) Duas Marias Comercial S.A.

Based on the clarification provided in this document and under the Brazilian Corporate Law and the applicable regulations, it is proposed to be approved the Protocol and Justification Instrument of Merger containing the terms and conditions of the mergers, by the Company, of each of the following wholly-owned subsidiaries of Suzano (“Merger Agreement” “Mergers” and, when referring to the wholly-owned subsidiaries altogether, “Target Companies”):

(i)	SUZANO TRADING LTD., a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1-1102 (“Suzano Trading”);

(ii)	RIO VERDE PARTICIPAÇÕES E PROPRIEDADES RURAIS S.A., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001-08, registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613-900, (“Rio Verde”);

(iii)	CARAVELAS FLORESTAL S.A., a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001-85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222-9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04.536-900 (“Caravelas”);

(iv)	VITEX SP PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001-83, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0030379-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22.775-057 (“Vitex SP”);

(v)	PARKIA SP PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.671/0001-09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380-4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22.775-057 (“Parkia SP”);

(vi)	SOBRASIL COMERCIAL S.A., a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001-01, registered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935-1, with head offices in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794-000 (“Sobrasil”);

(vii)	VITEX ES PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001-72, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979-5, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex ES”);

(viii)	PARKIA ES PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001-44, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033899-3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22.775-057 (“Parkia ES”);

(ix)	CLARAÍBA COMERCIAL S.A a corporation, enrolled with CNPJ/ME under No. 19.281.495/0001-00, registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056-245 (“Claraíba”);

(x)	VITEX BA PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001-98, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033978-7, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22.775-057 (“Vitex BA”);

(xi)	PARKIA BA PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 42.108.507/0001-03, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827-6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia BA”);

(xii)	GARACUÍ COMERCIAL S.A., a corporation, enrolled with CNPJ/ME under No.19.282.910/0001-32, registered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281-6, with head offices in the City of Teixeira de Freitas, State of Bahia, at Rua Marechal Costa e Silva, No.406, Bela Vista, ZIP Code 45990-307 (“Garacuí”);

(xiii)	VITEX MS PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001-47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980-9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex MS”);

(xiv)	PARKIA MS PARTICIPAÇÕES S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001-40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia MS”); and

(xv)	DUAS MARIAS COMERCIAL S.A., a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001-00, registered with the Board of Trade of the State of Mato Grosso do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031-010 (“Duas Marias” and,

Duas Marias, jointly with Vitex SP, Parkia SP, Sobrasil, Vitex ES, Parkia ES, Claraíba, Vitex BA, Parkia BA, Garacuí, Vitex MS, Parkia MS, the “Parkia Companies”, and,

Suzano Trading, Rio Verde, Caravelas and Parkia Companies, as “Target Companies”).

The acts of mergers are considered independent, and shall occur in stages within a single act, at the EGSM, according to the following order:

(i)	Mergers of Caravelas, Rio Verde, Suzano Trading, Vitex SP, Vitex ES, Vitex BA and Vitex MS, as illustrated bellow:

(ii)	Then, the mergers of Parkia SP, Parkia ES, Parkia BA and Parkia MS,as illustrated bellow:

(iii)	And, finally, the mergers of Sobrasil, Claraíba, Garacuí and Duas Marias, as illustrated bellow:

The Merger Agreement, entered into by the managements of the Company and the Target Companies on August 26, 2022, is part of this Proposal in the form of Exhibit B. The document sets forth the bases, justifications and effects of the Mergers, including, without limitation, the treatment of equity variations that may occur between the base dates of the Target Companies’ appraisal reports and the effective date of consummation of the Mergers.

(2)Ratification of the appointment and engagement of the specialized companies Apsis Consultoria e Avaliações Ltda and PricewaterhouseCoopers Independent Auditors Ltda. to appraise the net equity of the Target Companies, pursuant to the Law.

Based on the clarification provided in this document and in accordance with the Brazilian Corporate Law and applicable regulations, it is proposed to be ratified the appointment and engagement of the specialized companies PricewaterhouseCoopers Auditores Independentes Ltda., a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi (“PwC”) to prepare the net equity appraisal reports of Suzano Trading and Rio Verde at book value, and Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Apsis” and, jointly with PwC, the “Appraisers”), to prepare the net equity appraisal reports of Parkia Companies and Caravelas, at their respective book value, according to the law (“Appraisal Reports”).

The Appraisers specialize in auditing, consultancy and preparation of equity appraisal reports in accordance with applicable standards and audit procedures.

Further information on the contracting of the Appraisers is provided in Exhibit E and Exhibit F of this Proposal, pursuant to Section 25 of CVM Resolution No. 81/22.

(3)Approval of the appraisal reports of the net equity of the Target Companies, at book value, prepared by the Appraisers in compliance with the standards, legal criteria and accounting and legal requirements.

Based on the clarifications set forth in this document and pursuant to the terms of the Brazilian Corporation Law and applicable regulations, it is proposed that the appraisal reports on the net equity of the Target Companies be approved, at book value, prepared by Apsis and by PwC, in compliance with the standards, legal criteria and accounting and legal requirement, which are attached to this Proposal as Exhibit I of the Merger Agreement (Exhibit B of this Proposal).

Considering that Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, and that upon the merger of each of the Target Companies, the Company shall directly hold one hundred percent (100%) of the share capital issued by each of the Target Companies, observing the order of mergers defined in Section 1.1.1 of the Merger Agreement (Exhibit B to this Proposal) and described in item (1) of this Proposal, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission, issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, Section 264 of the Brazilian Corporate Law is not applicable to the Mergers, thus, it will not be necessary to prepare the reports referred to in the aforementioned provision.

(4)Approval of the Mergers.

After the resolutions on the items detailed above, which are steps of the Mergers, it is proposed to be approved the Mergers of the Target Companies by the Company, under the terms and conditions of the Merger Agreement, the Brazilian Corporate Law and the applicable regulations.

The Mergers proposed herein, if approved, will result in the complete transfer, to the Company, of the net equity assets of each of the Target Companies, as determined by the Appraisal Reports. As a result, Suzano shall adjust its balance sheets in order to reflect the replacement of the investments it holds in the Companies with the net assets corresponding to the aforementioned equity interest and the Target Companies shall cease to exist.

For all due purposes, it is hereby clarified that the Company holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, in a manner that the Mergers will not result in a capital increase of the Company, nor will it entail any right of withdrawal for the Company’s shareholders.

It is noteworthy that the merger of each of the Target Companies by Suzano constitutes an independent legal act, and any of the acts within shall be deemed severable and valid regardless of the validity of the remaining acts.

Further information on the Mergers is provided in Exhibit A of this Proposal, pursuant to Section 22 of CVM Resolution No. 81/22.

(5)Authorization of the Company’s management to perform all acts necessary to carry out and implement the resolutions approved, under the terms of the current regulation.

Lastly, it is proposed that Suzano’s managers be authorized to perform any and all additional actions that may be required to carry out and implement the resolutions approved by the shareholders at the EGSM (including, without limitation, the Mergers), pursuant to the terms and conditions set forth in the Merger Agreement, the Brazilian Corporate Law and applicable regulations.

Additional information and where to find it

The documents required by the Brazilian Corporate Law and in CVM Resolution No. 81/22 were submitted to CVM on the present date, through the Periodic Information System (IPE) and are available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

Exhibit A

Information on the Mergers

(Exhibit I to CVM Resolution No. 81/22)

Pursuant to Section 22 of CVM Resolution No. 81/22, the Company provides the following information about the Mergers, as defined below, to be discussed in the EGSM of the Company to be in held on September 29, 2022, at 11 a.m., exclusively in digital form.

1.Protocol and justification of the transaction, in accordance with Sections 224 and 225 of Law No. 6,404, of 1976.

The “Merger Agreement” is disclosed in the Exhibit B to this Proposal.

2.Other agreements, contracts, pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies arising out the transaction, filed at the registered office of the company or to which the company’s controlling shareholder is a party.

Not applicable.

3.Description of the transaction, including:
a. Terms and condition:

Subject to the terms and conditions of the Merger Agreement, the transaction will consist of the Merger, by the Company, of the Target Companies (as defined in the Merger Agreement) (“Mergers”).

The Company currently holds, directly or indirectly, one hundred percent (100%) of the shares capital of each of the Target Companies, and, upon the merger of each of the Target Companies, the Company shall directly hold one hundred percent (100%) of the share capital issued by each of the Target Companies, observing the order of mergers defined in Section 1.1.1 of the Merger Agreement (Exhibit B to this Proposal) and described in item (1) of this Proposal, in a manner that the Mergers will not result in a capital increase of the Company, nor will it give rise to any right of withdrawal for the Company’s shareholders.

The economic effects of the Mergers will consist of the effective unification of activities performed by the Target Companies and Suzano in order to enable the capture of efficiency and synergy improvements stemming from the reduction of overall operational, logistical and administrative costs and risks, as well as result in management optimization and simplification of the group’s corporate structure.

b.Obligations to indemnify
i.The managers of any of the companies involved

ii.If the transaction does not take place

Not applicable.

c.Table comparing the rights, advantages and restrictions applicable to the shares of the companies involved or arising out the transaction, before and after the transaction

Before and after the Mergers, there will be only the same shares issued by the Company that existed prior to the Mergers, which will maintainthe same rights and advantages referred to in “Section 18 - Securities” of the 2022 Company Reference Form (version 4).

d.Eventual need for approval by debenture holders or other creditors

Not applicable.

e.Assets and liabilities that will comprise each portion of the equity, in the event of a spin-off

Not applicable.

f.Intention of the resulting companies to obtain registration as a securities issuer

Not applicable.

4.Plans to conduct corporate business, notably in relation to specific corporate events intended to be promoted

The Company will continue, after the Mergers, to be dedicated  to the regular development of its activities, which will not suffer any change due to the Mergers, maintaining the Company as a publicly held company.

5.Analysis of the following aspects of the transaction:
a.Description of the key expected benefits, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages

The Company understands that the effective integration of the activities of the Target Companies and the Company will allow the capture of efficiency gains and synergies stemming from the reduction of operating, logistical and administrative costs, as well as resulting in management optimization and simplification of the corporate structure.

b.Costs

The managements of the Company and the Target Companies estimate that the costs of carrying out the Mergers are in the order of approximately R$ 501,187.00 (five hundred and one thousand, one hundred and eighty-seven reais) , including expenses with publications, records, auditors, appraisers, legal advisors and others professionals engaged in the transaction.

c.Risk factors

Considering that Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, and that upon the merger of each of the Target

Companies, the Company shall directly hold one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of mergers defined in Section 1.1.1 of the Merger Agreement (Exhibit B to this Proposal) and described in item (1) of this Proposal, the Mergers do not represent an additional risk factor for the Company, and the information describe in “Section 4 - Risk Factors” of the Company Reference Form 2022 (version 4) remains valid and current.

d.In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, stating the reasons why these alternatives were not considered

The merger of each of the Target Companies by the Company is the most efficient way to: (i) capture efficiency gains and synergies stemming from the reduction of operational, logistical and administrative costs; and (ii) implement management optimization and simplification of the corporate structure. Other alternatives, such as the termination of the Target Companies, would entail additional costs of implementation and greater operational complexity to achieve the same desired result.

e.Exchange Ratio

Not applicable, considering that: (i) Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, and that upon the merger of each of the Target Companies, the Company shall directly hold one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of mergers defined in Section 1.1.1 of the Merger Agreement (Exhibit B to this Proposal) and described in item (1) of this Proposal; (ii) all the shares of the Target Companies will be canceled with the completion of the Mergers, as provided for in Section 226, Paragraph 1, of the Brazilian Corporation Law; and (iii) Company’s shares will not be issued to replace the shares of the Target Companies.

f.For transactions involving parent companies, subsidiaries or companies under common control

i.Exchange ratio of shares calculated in accordance with Section 264 of Law No. 6,404, of 1976.

Not applicable, see item 5(e) above, and in view of the decision of the Board of Commissioners of CVM issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

ii.Detailed description of the exchange ratio negotiation process and other terms and conditions of the transaction.

Not applicable. Please refer to item 5(e) above.

iii.If the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling block:

(a) Comparative analysis of the exchange ratio and the price paid for the acquisition of control;

(b) Reasons that justify any differences in valuation in the different transaction.

Not applicable.

iv.Justification of why the exchange ratio is fair, including a description of the procedures and criteria adopted to ensure fairness of the transaction or, if the exchange ratio is not fair, detail of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable. Please refer to item 5(e) above.

6.Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the transaction was discussed, including any dissenting vote

The minutes of the meeting of the Board of Directors of the Company in which the Mergers were examined is disclosed in Exhibit C of this Proposal, while the minutes of the Fiscal Council Meeting that issued its opinion on the matter is disclosed in Exhibit D of this Proposal. Such documents are also available at the Company’s headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

7.Copy of studies, presentations, reports, opinions, valuation or opinion reports of the companies involved in the transaction made available to the controlling shareholder in any stage of the transaction

The Appraisal Reports of the net equity at book value of each of the Target Companies is disclosed in Exhibit I of the Merger Agreement (Exhibit B of this Proposal), are available at the Company's headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and (http://www.b3.com.br) websites.

8.Identification of possible conflicts of interest between the financial institutions, companies and professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction

The Management of the Company engaged independent firms to prepare the Appraisal Reports of the Target Companies and did not identify conflicts of interest between the parties involved in the transaction.

Besides that, the Appraisers stated: (i) not to have knowledge of conflicts of interest, direct or indirect, either any other circumstances that represent conflict of interest regarding the draft of the Appraisal Reports; and (ii) not to have knowledge of any action of Suzano or the Target Companies’ managers with the purpose of directing, limiting, difficulting or practicing any acts that have or may have compromised the access, the use or the knowledge of information, documents or relevant work methodologies with regard to the quality of the services provided.

9.Proposals of bylaws or amendments to the bylaws of the companies arising out the transaction

Not applicable, considering that the Company’s Bylaws will not be altered due to the Mergers.

10.Financial statements used for the purpose of the transaction, in accordance with the specific rules

The Mergers will be carried out considering the book value of the Target Companies, as reflected in the unaudited balance sheets of each of the Target Companies, which are part of the Appraisal Reports, available in Exhibit I of the Merger Agreement (Exhibit B of this Proposal).

11.Pro forma financial statements used for the purpose of the transaction, in accordance with the specific rules

Not applicable, provided the Mergers: (i) do not represent a dilution greater than five percent (5%), since they will not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of shares; and (ii) do not constitute relevant transactions for the purposes of OCPC Technical Guideline No. 06 (Orientação Técnica OCPC nº 06).

12. Document containing information on the companies directly involved that are not publicly held, including:

Suzano Trading

Suzano Trading’s corporate purpose is: practice of commercial office activities

Suzano Trading’s fixed assets are listed in the respective Appraisal Report. Its current share capital is R$ 311,086,844.06, fully authorized, divided into 20,000 shares, fully owned by Suzano.

Rio Verde

Rio Verde’s corporate purpose is: holding equity interest in other companies, directly or indirectly related to investments in rural properties with potential for exploitation, livestock, agriculture or forestry in any form, including through purchase, leasing, rural partnership, administration, operation and sale of such properties.

Rio Verde’s fixed assets are listed in the respective Appraisal Report, and its current subscribed share capital is R$ 379,901,363.00, divided into 379,901,363 common shares, without par value, pending payment in the amount of R$ 637,447.00.

Caravelas

Caravelas’s corporate purpose is: forestation and/or reforestation; administration and execution of forestry projects, on its own behalf and/or on behalf of third parties; trading of forests and standing trees; harvesting and transportation of wood, on its own behalf and/or on behalf of third parties; and service rendering inherent to the activities related to the previously mentioned activities.

Caravelas’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 115,694,319.65, divided into 83,000,000 common shares, without par value, fully subscribed and paid in.

Vitex SP

Vitex SP’s corporate purpose is: participation, as partner or shareholder, in other companies.

Vitex SP’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 344,537,010.62, divided into 73,255,639 shares, of which 72,516,001 are common shares and 739,638 are preferred shares, without par value, fully subscribed and paid in.

Parkia SP

Parkia SP’s corporate purpose is: holding equity interest in other companies.

Parkia SP’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 114,596,815.08, divided into 97,037,828 shares, of which 97,036,141 are common shares and 1,687 are preferred shares, without par value, fully subscribed and paid in.

Sobrasil

Sobrasil’s corporate purpose is: activities in support of forest production; holding equity interest in other companies, simple or entrepreneurial, and/or in commercial undertakings of any nature, whether in Brazil or in any other country; and extraction and commercialization of wood from planted forests.

Sobrasil’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 173,819,396.00, divided into 305,337,792 common shares, without par value, fully subscribed and paid in.

Vitex ES

Vitex ES’s corporate purpose is: participation, as partner or shareholder, in other companies.

Vitex ES’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 469,055,952.41, divided into 108,553,300 shares, of which 108,096,844 are common shares and 456,456 are preferred shares, without par value, fully subscribed and paid in.

Parkia ES

Parkia ES’s corporate purpose is: holding equity interest in other companies.

Parkia ES’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 175,381,040.95, divided into 144,281,629 shares, of which 138,505,867 are common shares and 5,775,762 are preferred shares, without par value, fully subscribed and paid in.

Claraíba

Claraíba’s corporate purpose is: activities in support of forest production; participation, as partner or shareholder, in other companies, simple or entrepreneurial, and/or in commercial undertakings of any nature, whether in Brazil or in any other country; and extraction and commercialization of wood from planted forests.

Claraíba’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 196,217,263.00, divided into 165,942,263 common shares, without par value, fully subscribed and paid in.

Vitex BA

Vitex BA’s corporate purpose is: participation, as partner or shareholder, in other companies.

Vitex BA’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 689,468,954.43, divided into 154,665,988 shares, of which 153,449,395 are common shares and 1,216,593 are preferred shares, without par value, fully subscribed and paid in.

Parkia BA

Parkia BA’s corporate purpose is: holding equity interest in other companies.

Parkia BA’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 244,986,862.17, divided into 207,445,378 common shares, without par value, fully subscribed and paid in.

Garacuí

Garacuí’s corporate purpose is: activities in support of forest production; holding equity interest in other companies, either simple or entrepreneurial, and/or in commercial undertakings of any nature, either in Brazil or in any other country; and extraction and commercialization of wood from planted forests.

Garacuí’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 266,933,050.00, divided into 207,483,050 common shares, without par value, fully subscribed and paid in.

Vitex MS

Vitex MS’s corporate purpose is: holding equity interest in other companies.

Vitex MS’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 511,513,483.22, divided into 107,432,280 common shares and 1,095,771 preferred shares, without par value, fully subscribed and paid in.

Parkia MS

Parkia MS’s corporate purpose is: holding equity interest in other companies.

Parkia MS’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 169,817,783.80, divided into 143,797,617 shares, of which 143,795,116 are common shares and 2,501 preferred shares, without par value, fully subscribed and paid in.

Duas Marias

Duas Marias’s corporate purpose is: activities in support of forest production; extraction of wood from planted forests; holding equity interest in other companies, simple or entrepreneurial, and/or commercial undertakings of any nature, whether in Brazil or in any other country; and rendering technical and auxiliary accounting services and administrative support.

Duas Marias’s fixed assets are listed in the respective Appraisal Report, and its current share capital is R$ 176,509,853.00, divided into 299,578,706 common shares, without par value, fully subscribed and paid in.

a.Risk factors, in the terms of item 4.1 and 4.2 of the reference form

Considering that: (i) Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, and that upon the merger of each of the Target

Companies, the Company shall directly hold one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of mergers defined in Section 1.1.1 of the Merger Agreement (Exhibit B to this Proposal) and described in item (1) of this Proposal; and (ii) the activities performed by the Target Companies are restricted to activities currently performed by the Company, the Company does not identify risk factors related to the Company, as already described in “Section 4, Item 4.1(d)”of the Company Reference Form 2022 (version 4).

b.Description of the main changes in the risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction

Not applicable. Please refer to item 12(a) above.

c.Description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form

7.1. Description of the main activities of the issuer and its subsidiaries

The main activities carried out by each of the Target Companies have already been described in item 12(a) of this Exhibit A. Further, provided that Suzano currently holds one hundred percent (100%) of the share capital of each of the Target Companies, and that upon the merger of each of the Target Companies, the Company shall directly hold one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of mergers defined in Section 1.1.1 of the Merger Agreement (Exhibit B to this Proposal) and described in item (1) of this Proposal, all information related to them is already reflected in the Reference Form of Company.

7.1-A. Information specific to Semi-Public corporations

Not applicable.

7.2. Information on operating segments;

a) Marketed products and services

Not applicable. Please refer to item 12(a) above.

b) Revenue from the segment and its share in the issuer’s net revenue

Not applicable. Please refer to item 12(a) above.

c) Profit or loss arising out the segment and its share in the issuer’s net income

Not applicable. Please refer to item 12(a) above.

7.3. Information on products and services related to the operating segments

Not applicable. Please refer to item 12(a) above.

7.4. Customers responsible for more than 10% of the total net revenue

Not applicable. Please refer to item 12(a) above.

d.Description of the economic group, pursuant to item 15 of the Reference Form

The corporate structure of each of the Target Companies has already been described in item 12 of this Exhibit A.

e.Description of the capital stock, under the terms of item 17.1 of the reference form.

The share capital of each of the Companies has already been described in item 12 of this Exhibit A.

13. Description of the capital structure and ownership after the transaction, in accordance with item 15 of the reference form

Following completion of the Mergers: (i) the Target Companies will cease to exist; (ii) the entirety of the shares issued by the Target Companies will be canceled, as provided for in Paragraph 1, of Section 226, of the Brazilian Corporation Law, and (iii) no Company’s shares will be issued in exchange for the shares of the Target Companies. Accordingly, the Company's capital structure will remain as informed in Section “15 - Control and Economic Group” of its Reference Form 2022 (version 4).

14. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by people linked to them, as defined by the rules of public offer to shares acquisition

Not applicable.

15. Exposure of any of the companies involved in the transaction, or of people link to them, as established by the rules of initial public offer to shares acquisition, in referenced derivatives in securities issued by other companies involved in the transaction

Not applicable.

16. Report covering all businesses realizes within the last six (6) months by people indicated below with securities issued by companies involved in the transaction:

a.Companies involved in the transaction:

i.Private purchase transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

ii.Private sales transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iii.Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iv.Sales transactions on regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

b.Parties related to companies involved in the transaction:

i.Private purchase transaction: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iiPrivate sale transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iii.Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iv.Sales transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

17.The document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of CVM Opinion 35, of 2008

Not applicable. Please refer to item 5(e) above.

* * *

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

EXHIBIT B

Merger Agreement and Target Companies’ Appraisal Reports

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

EXHIBIT C

Minutes of the Meeting of the Board of Directors

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 26 2022

1.Date, Time and Place: On August 26, 2022, at 09:00 a.m., in an exclusively digital meeting, pursuant to item 6.4. of the Internal Rules of the Board of Directors of Suzano S.A. (“Company”).

2.Attendance: The following members of the Company’s Board of Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Also present were the members of the Company's Fiscal Council, Mrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. Also participated as a guest, Ms. Silvia Krueger Pela.

3.Chairman and Secretary: The meeting was presided by Mr. David Feffer and Ms. Silvia Krueger Pela acted as secretary.

4.Agenda: To resolve on: (i) the approval of the execution, by the Company, of the Protocol and Justification of the Merger of (a) Suzano Trading Ltd., a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1-1102, herein represented in accordance with its Bylaws; (b) Rio Verde Participações e Propriedades Rurais S.A., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001-08, registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613-900; (c) Caravelas Florestal S.A., a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001-85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222-9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04536-900; (d) Vitex SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001-83, registered with the Commercial Registryof the State of Rio de Janeiro under NIRE 333.0030379-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (e) Parkia SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.671/0001-09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380-4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (f) Sobrasil Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001-01, registered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935-1, with head offices in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794-000; (g) Vitex ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001-72, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979-5, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro,

at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (h) Parkia ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001-44, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033899-3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (i) Claraíba Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.281.495/0001-00, registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056-245; (j) Vitex BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001-98, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033978-7, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (k) Parkia BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.108.507/0001-03, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827-6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (l) Garacuí Comercial S.A., a corporation, enrolled with CNPJ/ME under No.19.282.910/0001-32, registered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281-6, with head offices in the City of Teixeira de Freitas, State of Bahia, at Rua Marechal Costa e Silva, No.406, Bela Vista, ZIP Code 45990-307; (m) Vitex MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001-47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980-9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (n) Parkia MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001-40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; and (o) Duas Marias Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001-00, registered with the Commercial Registry of the State of Mato Grosso do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031-010 (jointly as “Target Companies”) by Suzano (“Merger Agreement”); (ii) the Management Proposal to be submitted to the Extraordinary General Shareholders’ Meeting of the Company, to be convened pursuant to item (iii) below (“EGSM”), concerning (ii.1) the approval of all of the mergers of the Target Companies by the Company, pursuant to the terms set forth in the Merger Agreement (“Mergers”); (ii.2) the ratification of the appointment of the specialized companies PricewaterhouseCoopers Auditores Independentes Ltda., a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, and Apsis Consultoria e Avaliações Ltda., a corporation enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraisers”) for purposes of preparing the appraisal reports of the net equity of each of the Target Companies, at book value, pursuant to Section 227 of Law No. 6,404, of 15 December 1976, as amended (“Appraisal Reports” and “Brazilian Corporate Law”); and (ii.3) the approval of the Appraisal Reports; (iii) the convening of an EGSM, to be held on September 29, 2022, exclusively in digital form, to deliberate on the issues dealt with in the aforementioned items; and (iv) the authorization of the Company’s Management to perform any and all acts, negotiate and execute any agreements and/or instruments and their possible amendments, necessary or convenient to the previous resolutions, if approved.

5.Minutes in Summary Form: The attending members of the Board of Directors, unanimously and without reservations, decided to draw up these minutes in summary form.

6.Resolutions: After installing the meeting, examining and discussing the matters listed in the agenda, the attending members of the Board of Directors, unanimously and without reservations, resolved:

6.1.To approve, after an analysis of the Appraisal Reports, the Merger Agreement, which sets forth general terms and conditions applicable to the Mergers, their justification and criteria for purposes of appraising the net equity of the Target Companies to be merged by the Company, authorizing the Company’s management to proceed with its execution. Following certification by the presiding members, the Merger Agreement is comprised by this instrument in the form of Exhibit A.

6.2.To propose to the EGSM: (i) the approval of the Mergers of the Target Companies, pursuant to the terms set forth in the Merger Agreement; (ii) the ratification of the appointment of the Appraisers for purposes of preparing the Appraisal Reports, pursuant to Section 227 of Brazilian Corporations Law; and (iii) the approval of the Appraisal Reports. The Appraisal Reports are contained in Exhibit I of the Merger Agreement, comprising Exhibit A of this instrument.

6.2.1.To state that the preparation of the appraisal report referred to in Section 264 of the Brazilian Corporate Law is not applicable to the Mergers, due to the fact that Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

6.2.2.To state that the Mergers shall not entail any right of withdrawal to dissenting shareholders of the Company, provided applicable law limits such right to shareholders of merged companies, and the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies. Accordingly, the Mergers are also not subject to dissenting shareholders.

6.2.3.To state that the Mergers shall not result in a capital increase of the Company and, consequently, there will be no issuance of new shares nor any share substitution ratio, provided the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies.

6.2.4.To state that the Mergers shall result in the termination of the Target Companies and the full transfer, to the Company, of its net assets.

6.3.To approve the Management Proposal concerning the Mergers, to be submitted to the Company’s shareholders at the Company EGSM, which shall be archived at the Company’s headquarters and made available to shareholders pursuant to applicable law.

6.4.To approve the convening of the EGSM for deliberation or ratification, as the case may be, of the aforementioned matters; and

6.5.To authorize the Board of Officers of the Company to perform any and all actions, execute any agreements and/or instruments and their respective amendments, necessary or convenient for purposes of implementing the resolutions above, pursuant to the provisions of the Company’s Bylaws.

7.Closure: There being no further matters to be discussed, the meeting was ended. The minutes of the meeting were drafted, read and approved by all Directors in attendance.

São Paulo/SP, August 26, 2022.

[Remainder of the page purposely left blank]

[Signature page of the Minutes of the Board of Directors Meeting of Suzano S.A., held on August 26, 2022, at 09:00 a.m.]

Chairman and Secretary:

___________________________ David Feffer President of the Meeting	___________________________ Silvia Krueger Pela Secretary

Attending Board Members:

___________________________ David Feffer Chairman and President of the Meeting	___________________________ Daniel Feffer Vice-Chairman
___________________________ Nildemar Secches Vice-Chairman	___________________________ Ana Paula Pessoa Director
___________________________ Gabriela Feffer Moll Director	___________________________ Maria Priscila Rodini Vansetti Machado Director
___________________________ Paulo Rogerio Caffarelli Director	___________________________ Paulo Sergio Kakinoff Director
___________________________ Rodrigo Calvo Galindo Director

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

EXHIBIT D

Minutes of the Fiscal Council Meeting

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE FISCAL COUNCIL

HELD ON AUGUST 26, 2022

1.Date, Time and Place: On August 26, 2022, at 10:00 a.m, in a meeting held by videoconference, pursuant to Section 9º of the Internal Rules of the Fiscal Council of Suzano S.A. (“Suzano” or “Company”).

2.Attendance: The following members of the Company’s Fiscal Council attended the meeting via videoconference: Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. Also present was Ms. Virginia Tavares Ribeiro, who acted as secretary.

3.Agenda: The members of the Company’s Fiscal Council met to examine and opine on the Management’s Proposal for the merger, by the Company, of: (a) Suzano Trading Ltd., a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1-1102, herein represented in accordance with its articles of incorporation (“Suzano Trading”); (b) Rio Verde Participações e Propriedades Rurais S.A., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001-08, registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613-900 (“Rio Verde”); (c) Caravelas Florestal S.A., a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001-85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222-9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04536-900 (“Caravelas”); (d) Vitex SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001-83, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0030379-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex SP”); (e) Parkia SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.671/0001-09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380-4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia SP”); (f) Sobrasil Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001-01, registered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935-1, with head offices in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794-000 (“Sobrasil”); (g) Vitex ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001-72, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979-5, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex ES”); (h) Parkia ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001-44, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033899-3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia ES”); (i) Claraíba

Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.281.495/0001-00, registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056-245 (“Claraíba”); (j) Vitex BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001-98, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033978-7, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex BA”); (k) Parkia BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.108.507/0001-03, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827-6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia BA”); (l) Garacuí Comercial S.A., a corporation, enrolled with CNPJ/ME under No.19.282.910/0001-32, registered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281-6, with head offices in the City of Teixeira de Freitas, State of Bahia, at Rua Marechal Costa e Silva, No.406, Bela Vista, ZIP Code 45990-307 (“Garacuí”); (m) Vitex MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001-47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980-9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex MS”); (n) Parkia MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001-40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia MS”); and (o) Duas Marias Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001-00, registered with the Commercial Registry of the State of Mato Grosso do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031-010 (“Duas Marias” and, jointly, as “Target Companies”), pursuant to the Protocol and Justification of Incorporation to be executed on August 26, 2022 (“Mergers” and “Merger Agreement”, respectively), which sets forth general terms and conditions applicable to the Mergers, their justification and criteria for purposes of appraising the net equity of the Target Companies, whose exhibits contain the appraisal reports of each of the Target Companies, prepared by the specialized companies PricewaterhouseCoopers Auditores Independentes Ltda., a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, and Apsis Consultoria e Avaliações Ltda. a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290, pursuant to Section 227 of Law No. 6,404, of December 15, 1976, as amended (“Appraisal Reports”). The net equity amounts of each Target Company appraised by the Appraisers are attached as Exhibit I to the present minutes.

4. Minutes in Summary Form: The attending members of the Fiscal Council, unanimously and without reservations, decided to draw up these minutes in summary form, and the reading of the Management Proposal was dismissed, since its content was already known.

5.Resolutions: Having installed the meeting, after examining and discussing the matters listed in the agenda, the attending members of the Fiscal Council, unanimously and without reservations, gave favorable opinions about the Mergers, in the form of Exhibit I to these minutes, which shall be submitted to the approval by the Extraordinary General Shareholders’ Meeting of

the Company to be convened for such purpose, pursuant to the Company’s Bylaws. As provided in the Merger Agreement, such Mergers shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of shares, provided the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies.

6.Closure: There being no further matters to be discussed, the meeting was ended. The minutes of the meeting were drafted, read and approved by all members of the Council in attendance.

São Paulo/SP, August 26, 2022.

Secretary:

___________________________ Virginia Tavares Ribeiro Secretary

Attending Members of the Fiscal Council:

Eraldo Soares Peçanha Member of the Fiscal Council
Luiz Augusto Marques Paes Member of the Fiscal Council
Rubens Barletta Member of the Fiscal Council

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBIT I

Target Companies Net Equity Amounts

Pursuant to the Appraisal Reports, the individual net equity amounts of each of the Target Companies for purposes of the Mergers are as follows:

(i)	Suzano Trading: R$ 1,386,964,264.86 (one billion, three hundred and eighty-six million, nine hundred and sixty-four thousand, two hundred and sixty-four Brazilian reais and eighty-six cents);

(ii)	Rio Verde: R$ 361,815,846.61 (three hundred and sixty-one million, eight hundred and fifteen thousand, eight hundred and forty-six Brazilian reais and sixty-one cents);

(iii)	Caravelas: R$ 111,322,660.02 (one hundred and eleven million, three hundred and twenty-two thousand, six hundred and sixty Brazilian reais and two cents);

(iv)	Vitex SP: R$ 427,314,433.50 (four hundred and twenty-seven million, three hundred and fourteen thousand, four hundred and thirty-three Brazilian reais and fifty cents);

(v)	Parkia SP: R$ 569,775,389.95 (five hundred and sixty-nine million, seven hundred and seventy-five thousand, three hundred and eighty-nine Brazilian reais and ninety-five cents);

(vi)	Sobrasil: R$ 569,629,781.78 (five hundred and sixty-nine million, six hundred and twenty-nine thousand, seven hundred and eighty-one Brazilian reais and seventy-eight cents);

(vii)	Vitex ES: R$ 622,709,381.30 (six hundred and twenty-two million, seven hundred and nine thousand, three hundred and eighty-one Brazilian reais and thirty cents);

(viii)	Parkia ES: R$ 830,221,800.05 (eight hundred and thirty million, two hundred and twenty-one thousand and eight hundred Brazilian reais and five cents);

(ix)	Claraíba: R$ 830,149,310.61 (eight hundred thirty million, one hundred forty-nine thousand, three hundred and ten Brazilian reais and sixty-one cents);

(x)	Vitex BA: R$ 847,916,828.06 (eight hundred and forty-seven million, nine hundred and sixteen thousand, eight hundred and twenty-eight Brazilian reais and six cents);

(xi)	Parkia BA: R$ 1,130,578,024.49 (one billion, one hundred and thirty million, five hundred and seventy-eight thousand and twenty-four Brazilian reais and forty-nine cents);

(xii)	Garacuí: R$ 1,130,487,893.45 (one billion, one hundred and thirty million, four hundred and eighty-seven thousand, eight hundred and ninety-three Brazilian reais and forty-five cents);

(xiii)	Vitex MS: R$ 598,396,625.92 (five hundred and ninety-eight million, three hundred and ninety-six thousand, six hundred and twenty-five Brazilian reais and ninety-two cents);

(xiv)	Parkia MS: R$ 797,805,411.83 (seven hundred and ninety-seven million, eight hundred and five thousand, four hundred and eleven Brazilian reais and eighty-three cents); and

(xv)	Duas Marias: R$ 797,707,412.22 (seven hundred and ninety-seven million, seven hundred and seven thousand, four hundred and twelve Brazilian reais and twenty-two cents).

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBIT II

Opinion of the Fiscal Council

The Fiscal Council of Suzano S.A. (“Company”), in the exercise of its legal attributions, pursuant specially to item III of Section 163 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), at a meeting held on this date, examined the Management’s Proposal of the mergers, by the Company, of (a) Suzano Trading Ltd., a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1-1102, herein represented in accordance with its articles of incorporation; (b) Rio Verde Participações e Propriedades Rurais S.A., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001-08, registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613-900; (c) Caravelas Florestal S.A., a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001-85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222-9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04536-900; (d) Vitex SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001-83, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0030379-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; I Parkia SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.671/0001-09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380-4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (f) Sobrasil Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001-01, registered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935-1, with head offices in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794-000; (g) Vitex ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001-72, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979-5, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (h) Parkia ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001-44, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033899-3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (i) Claraíba Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.281.495/0001-00, registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056-245; (j) Vitex BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001-98, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033978-7, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (k) Parkia BA

Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.108.507/0001-03, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827-6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (l) Garacuí Comercial S.A., a corporation, enrolled with CNPJ/ME under No.19.282.910/0001-32, registered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281-6, with head offices in the City of Teixeira de Freitas, State of Bahia, at Rua Marechal Costa e Silva, No.406, Bela Vista, ZIP Code 45990-307; (m) Vitex MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001-47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980-9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (n) Parkia MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001-40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; and (o) Duas Marias Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001-00, registered with the Commercial Registry of the State of Mato Grosso do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031-010, (jointly, as “Target Companies”) pursuant to the Protocol and Justification of Incorporation to be executed on August 26, 2022 (“Mergers” and “Merger Agreement”, respectively), which sets forth general terms and conditions applicable to the Mergers, their justification and criteria for purposes of appraising the net equity of the Target Companies, whose exhibits contain the appraisal reports of each of the Target Companies, prepared by the specialized companies PricewaterhouseCoopers Auditores Independentes Ltda., a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, and Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290, pursuant to Section 227 of Law No. 6,404, of December 15, 1976, as amended, and has concluded, by unanimous vote and without any reservations, by the regularity of the Mergers, opining favorably on their approval by the Company’s Extraordinary General Shareholders’ Meeting.

São Paulo/SP, August 26 2022.

[Rest of the page purposely left blank]

[Signature page of the Opinion of the Fiscal Council, indicated as Exhibit I of the minutes of Suzano S.A.’s Fiscal Council Meeting held in August 26, 2022, at 10:00 a.m.]

___________________________ Eraldo Soares Peçanha Member of the Fiscal Council
___________________________ Luiz Augusto Marques Paes Member of the Fiscal Council
___________________________ Rubens Barletta Member of the Fiscal Council

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

EXHIBIT E

Information about the Appraisers

(Exhibit L of Resolution CVM No. 81/22)

1.List the appraisers recommended by management

PricewaterhouseCoopers Auditores Independentes, a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, (“PwC”) and Apsis Consultoria e Avaliações Ltda, a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, CEP 20021-290 (“Apsis” and, jointly with PwC, the “Appraisers”)

2.Describe the qualification of recommended appraisers

The Appraisers were selected for the work described here considering the wide and notable experience that both specialized companies have in preparing reports and appraisals of this nature.

3.Provide a copy of the recommended evaluators’ work and compensation proposals

See attached proposal (Exhibit F).

4.Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter.

PwC

On April 4, 2020, a professional services agreement was signed between PwC and Suzano S.A and subsidiaries for integrated auditing of the consolidated financial statements and internal controls over financial reporting of Suzano S.A. for the years ending December 31, 2020 and 2021, as well as auditing of the individual financial statements of subsidiaries: (i) Fibria Terminal de Celulose de Santos SPE S.A.; (ii) Portocel – Terminal Especializado de Barra do Riacho S.A.; (iii) Maxcel Empreendimentos e Participações S.A.; (iv) Terminal de Celulose de Itaqui S.A.; (v) Mucuri Energética S.A.; (vi) Facepa - Fábricas de Papel da Amazonia S.A. on December 31, 2019; (vii) Comercial e Agricola Paineiras Ltda; and (viii) Paineiras Logística e Transporte Ltda. on December 31, 2020 and 2021.

On April 4, 2020, a professional services agreement was executed between PwC and Suzano S.A. and subsidiaries for integrated auditing of the consolidated financial statements and internal controls over financial reporting of Suzano S.A. for the years ending December 31, 2020 and 2021, as well as auditing of the individual financial statements of the following subsidiaries: (i) Fibria Terminal de Celulose de Santos SPE S.A.; (ii) Portocel - Terminal Especializado de Barra do Riacho S.A.; (iii) Maxcel Empreendimentos e Participações S.A.; (iv) Terminal de Celulose de Itaqui S.A.; (v) Mucuri Energética S.A.; (vi) Facepa - Fábricas de Papel da Amazonia S.A. as of December 31, 2019; (vii) Comercial e Agricola Paineiras Ltda; and (viii) Paineiras Logística e Transporte Ltda. as of December 31, 2020 and 2021.

On July 14, 2021, a professional services agreement was signed between PwC and Suzano S.A. and subsidiaries for integrated auditing of the consolidated financial statements and internal controls over financial reporting of Suzano S.A. for the years ending December 31, 2022 to 2026, as well as auditing of the individual financial statements of the following subsidiaries: (i) Fibria Terminal de Celulose de Santos SPE S. A.; (ii) Portocel - Terminal Especializado de Barra do Riacho S.A.; (iii) Maxcel Empreendimentos e Participações S.A.; (iv) Terminal de Celulose de Itaqui S.A.; (v) Mucuri Energética S.A.; (vi) Paineiras Logística e Transporte Ltda.; and (vii) Rio Verde Participações e Propriedades Rurais as of December 31, 2022 to 2026.

Apsis

Not applicable, since there was no relevant relationship between the Appraisers and parties related to the Company.

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on September 29, 2022

EXHIBIT F

Proposal for services and compensation of the Appraisers